CORRESP

WILSON	Wilson Sonsini Goodrich & Rosati
SONSINI	Professional Corporation

650 Page Mill Road
Palo Alto, California 94304-1050

O: 650.493.9300
F: 650.493.6811

June 11, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

100 F Street, N.E.

Washington, DC 20549-3720

Attn:	Brian Soares
Perry Hindin

Re: Socket Mobile, Inc.

Schedule TO-I filed on May 28, 2024

File No. 005-50241

Ladies and Gentlemen:

On behalf of our client, Socket Mobile, Inc. (“Socket Mobile” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated June 6, 2024, relating to the above referenced Schedule TO-I filed with the Commission on May 28, 2024 (the “Schedule TO”). The Company is concurrently filing via EDGAR Amendment No. 1 to the Schedule TO (“Amendment No. 1”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule TO.

Schedule TO-I filed on May 28, 2024

Conditions of the Offer, page 19

1.	Refer to the first condition in this section and the term “threatened.” A tender offer may be conditioned on a variety of events and circumstances provided that they are not within the direct or indirect control of the offeror. The conditions also must be drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. Refer to Question 101.01 of the Tender Offer Rules and Schedules Compliance and Disclosure Interpretations (March 17, 2023). Please revise so that the condition is objectively determinable.

The Company acknowledges the Staff’s comment and in response thereto has revised Section 7 of the Offer to Exchange to provide an objective standard to the term “threatened” in the aforementioned condition.

2.	You have included a condition that will be triggered by “any general suspension of trading in, or limitation on prices for, our securities on any national securities exchange or in an over the-counter market in the United States.” Please revise to explain what would be considered a limitation on prices for securities on any national securities exchange or in the over-the-counter market in the United States.

The Company acknowledges the Staff’s comment and in response thereto has revised Section 7 of the Offer to Exchange to remove the clause “or limitation on prices for” from the aforementioned condition.

3.	We note that the fourth sub-bullet refers broadly to “any extraordinary or material adverse change in U.S. financial markets generally.” The broad wording of this offer condition gives rise to illusory offer concerns under Section 14(e) of the Exchange Act and Regulation 14E thereunder. Please revise to narrow or qualify this condition, or advise.

The Company acknowledges the Staff’s comment and in response thereto has revised Section 7 of the Offer to Exchange to remove the aforementioned condition.

4.	Refer to the following disclosure in the last paragraph of this section: “The conditions to this Offer are for our benefit. We may assert them in our discretion before the expiration date regardless of the circumstances giving rise to them.” Offer conditions must be objective and outside the control of the offeror in order to avoid illusory offer concerns under Regulation 14E. Please revise this disclosure to remove the implication that the conditions may be triggered at your election.

The Company acknowledges the Staff’s comment and in response thereto has revised the last paragraph in Section 7 of the Offer to Exchange to specify that in order for circumstances to give rise to a condition, they must be out of the Company’s control.

General terms of new options, page 21

5.	Refer to the first full paragraph on page 22 and the statement there that your “statements in this Offer to Exchange concerning the 2004 Plan and the new options are merely summaries and do not purport to be complete.” While a summary is necessarily a condensed version of disclosure that appears elsewhere, it should describe the material terms of the 2004 Plan and the new options. Please modify to avoid characterizing the disclosure here as incomplete.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has provided a summary of the material terms of the 2004 Plan in the Offer to Exchange. To avoid characterizing the disclosure as incomplete, the Company has revised Section 9 of the Offer to Exchange to remove the clause “are merely summaries and do not purport to be complete.”

If you have any questions or comments regarding this letter and the responses set forth above, please direct the questions to me at emuhl@wsgr.com or (650) 849-3352.

Respectfully Submitted,

/s/ Erika M. Muhl
Erika M. Muhl Wilson Sonsini Goodrich & Rosati, P.C.

cc: Lynn Zhao, Socket Mobile, Inc.

Michelle Wallin, Wilson Sonsini Goodrich & Rosati, P.C.